April 27, 2009

via EDGAR

Rebecca Marquigny
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-4644

RE:	Principal Variable Contracts Funds, Inc.
Post-effective amendment on Form N-1A number 68
File Numbers. 002-35570, 811-01944

Dear Ms. Marquigny,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me and Adam Shaikh by telephone on April 14, 2009.

On March 2, 2009, the Registrant filed post-effective amendment number 68 to Registrant’s registration statement on Form N-1A (“Amendment number 68”). Amendment number 68 was filed with the Commission, pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”). Following Amendment number 68, the Registrant filed correspondence and drafts on March 26, March 27, and April 9, 2009 for Staff review. Staff comments relate to these drafts. Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(a) under the 1933 Act (Amendment number 69).

Comments on the Prospectus

Comment 1. In the Main Strategies and Risks section at the beginning of the prospectus, certain principal risks have been identified as being common to all of the Accounts. Either add those principal risks to each Account’s description or make the common principal risk disclosure more prominent in its current location.

Response: The requested revision will be made by adding those risks to each Account’s description.

Comment 2. In the Main Strategies and Risks section at the beginning of the prospectus, there is a paragraph that discusses Accounts’ ability to invest in cash and cash equivalents for temporary defensive purposes. If this is meant to be a principal risk, please disclose it as such in accordance with comment 1. If this is not meant to be a principal risk, please revise the language or display it so that it does not appear to be a principal risk. Also, please make sure that Form N-1A Item 4, Instruction 6 is taken into account when discussing temporary defensive positions, particularly what is the effect of taking a temporary defensive position.

Response: This language is not intended to identify a principal risk, and therefore will be removed from this section. The subject is already covered in the section of the prospectus entitled “Certain Investment Strategies and Related Risks” under the heading “Temporary Defensive Measures.” That discussion includes the sentence, “To the extent that the Account is in a defensive position, it may lose the benefit of upswings and limit its ability to meet its investment objective.” Thus, Form N-1A Item 4, Instruction 6 is addressed.

Comment 3. Please disclose a strategy for each principal risk that is disclosed. In particular, please address the following Accounts and principal risks:

Asset Allocation Account: Active Trading Risk, High Yield Securities Risk, Mid Cap
Stock Risk, and Small Company Risk
Balanced Account: Market Segment Risk
Diversified International Account: Mid Cap Stock Risk and Emerging Markets Risk
Government & High Quality Bond Account: Active Trading Risk
International Emerging Markets Account: Derivatives Risk
LargeCap Value Account III: Master Limited Partnership Risk, Royalty Trust Risk, and
Exchange-Traded Funds Risk
MidCap Blend Account: Derivatives Risk and Active Trading Risk
MidCap Growth Account I: Derivatives Risk
MidCap Value Account II: Exchange-Traded Funds Risk and Real Estate Securities
Risk
Real Estate Securities Risk: Mid Cap Stock Risk
Short-Term Bond Account: Eurodollar and Yankee Obligations Risk and Foreign
Securities Risk
SmallCap Growth Account II: Mid Cap Stock Risk
SmallCap Value Account I: Real Estate Securities Risk

Response: For the Balanced Account, Market Segment Risk has been replaced with
Mid Cap Stock Risk and the strategy disclosure has been revised. For the International
Emerging Markets Account, derivatives strategy disclosure is included in the strategy section. For the LargeCap Value Account III, the existing strategy disclosure has been revised. For the MidCap Blend Account, Derivatives Risk and Active Trading Risk were not included in the updated list of principal risks.[1] For the MidCap Growth Account I,
Derivatives Risk has been removed as a principal risk. For the SmallCap Growth
Account II, Mid Cap Stock Risk was not included in the updated list of principal risks.[1]
Otherwise, the requested disclosure will be added.

Comment 4. Please revise the name of the principal risk currently described as “Underlying Fund Risk” so that it is clear the risk pertains to the underlying fund rather than the fund of funds and add corresponding strategy disclosure to the Accounts identifying such risk.

Response: The requested changes will be made.

Comment 5. Please disclose a principal risk for each strategy that is discussed in the Main Strategies and Risks section. In particular, please address the following Accounts and strategies:

  For Accounts using an asset allocation strategy (Asset Allocation, Balanced, and Principal LifeTime Accounts and SAM Portfolios), disclose asset allocation risk.

1 In this instance, the comparison draft showed the updated list of principal risks before the former list of principal risks.

  For the Principal LifeTime Accounts and SAM Portfolios, in the description of the risks of the underlying funds, include underlying fund risk.
  MidCap Value Account II describes the Account’s ability to invest up to 25% of its assets in securities of foreign companies.

Response: For MidCap Value Account II, the principal risks of foreign securities risk and exchange rate risk were disclosed in the updated list of principal risks.1 Otherwise, the requested disclosure will be added.

Comment 6. For Accounts that are a fund of funds, invest in money market funds, or invest in exchange traded funds, please make sure the Annual Account Operating Expenses table includes a line item for acquired fund fees and expenses.

Response: If the Account invests in an Acquired Fund as defined by Form N-1A Item 3, Instruction (3)(f)(i) and the expense incurred indirectly because of an investment in such Acquired Fund is 0.01% or greater, a separate line item titled Acquired Fund Fees and Expenses has been included.

Comment 7. In the Average Annual Total Returns tables that identify one or more indices in addition to the primary benchmark, please add disclosure explaining why the supplemental index is used when the use of the additional benchmark is not obvious from its name.

Response: The requested disclosure will be added.

Comment 8. In the Annual Account Operating Expenses tables, please confirm that the Equity Income, Government & High Quality Bond, Income, LargeCap Blend II, LargeCap Growth, LargeCap Growth I, LargeCap Value III, Short-Term Bond, and Short-Term Income Accounts and SAM Balanced and SAM Conservative Growth Portfolios actually had 0.00% in other expenses.

Response: The named Accounts had 0.00% in other expenses as of December 31, 2007. When the expense information is updated with December 31, 2008 data adjusted to reflect current asset levels, all of the named Accounts have at least 0.01% in other expenses.

Comment 9. The Balanced Account identifies a blended index as its primary benchmark. Please identify an appropriate broad-based securities market index.

Response: The requested disclosure will be added.

Comment 10. Certain accounts are described as investing a portion of their assets in specific market capitalizations. Please provide a definition for the following Accounts and market capitalizations:

Diversified International Account: The Account may invest in smaller capitalization companies.

Equity Income Account: The Account will invest in some mid cap stocks.

International Emerging Markets Account: The Account may invest assets in smaller or mid capitalization companies.

LargeCap Value Account: The Account will invest in some mid cap stocks.

Real Estate Securities Account: The Account may invest in smaller capitalization companies.

Response: The requested disclosure will be added.

Comment 11. The Diversified International Account discloses the following reason for changing its primary benchmark: “Effective September 30, 2007, the Diversified International Account will be compared against the MSCI ACWI Ex-Us Index because the Sub- Advisor believes recent changes to the MSCI ACWI Ex-Us Index make it a more representative index to use than the current Citigroup Index.” Please describe why the changes to the MSCI ACWI Ex-US Index make it a better index than the Citigroup Index.

Response: The footnote will be removed because the index change occurred more than a year ago.

Comment 12. In the Equity Income Account Average Annual Total Returns table, footnote 1 discusses predecessor performance and footnote 3 discusses adjusted performance for Class 2 shares. Please explain, in correspondence, how footnote 1 is factored into footnote 3.

Response: For periods prior to the inception of Class 2 shares, performance of Class 2 shares is based on the performance of Class 1 shares adjusted for fees and expenses. During this period, Class 1 was a predecessor fund.

Comment 13. Using plain English, please revise the following sentence, which appears in the descriptions of the International Emerging Markets, International SmallCap, LargeCap Value, and SmallCap Blend Accounts: “To maximize stock selection skills as the primary driver of relative performance, PGI leverages technology in its research-driven approach and neutralizes unintended portfolio risks.”

Response: The disclosure will be revised as follows: “PGI uses a research-driven investment approach to minimize unintended portfolio risks (including sector and market cap biases relative to the index) so that stock selection drives performance.”

Comment 14. Please update disclosure in the Money Market Account’s description regarding the United States Department of the Treasury’s Temporary Guarantee Program for Money Market Funds.

Response: The disclosure will be revised.

Comment 15. Credit and Counterparty Risk is missing from the current draft of the Mortgage Securities Account description. Please include the risk or explain why is not applicable.

Response: The disclosure was inadvertently removed and will be added.

Comment 16. The MSCI EAFE (Europe, Australia, Far East) NDTR D Index is used with certain Accounts. Please include this index in the definitions in Appendix B.

Response: The requested disclosure has been added.

Comment 17. In the Annual Account Operating Expenses tables for the Principal LifeTime Accounts, please revise the display of the expense line items so that the gross operating fees and expenses includes the management fees, other expenses, and Acquired Fund Fees and Expenses.

Response: The disclosure will be revised.

Comment 18. Please disclose on the back cover page the street address for the SEC Public Reference Section.

Response: The requested disclosure will be added.

Comments on the Statement of Additional Information

Comment 19. On the cover page of the SAI, please identify the sources of information being incorporated by reference into the SAI (Form N-1A Item 9(a)(2)(iii)).

Response: The requested disclosure will be added.

Comment 20. The SAI contains the following sentence and the underlined portion was removed in the current draft: “Commissions on foreign securities exchanges may be generally higher than those on U.S. exchanges, although each Account seeks the most favorable net results on its portfolio transactions.” Please explain the change.

Response: The Registrant removed the language because the topic is covered elsewhere in the SAI. The “Brokerage Allocation and Other Practices” section contains the following statement, and related discussion, under the heading “Brokerage on Purchases and Sales of Securities”: “In distributing brokerage business arising out of the placement of orders for the purchase and sale of securities for any Account, the objective of each Account’s Sub-Advisor is to obtain the best overall terms.”

Comment 21. The SAI contains the following sentence: “With respect to futures that are required to ‘cash settle,’ however, an Account is permitted to set aside or ‘earmark’ liquid assets in an amount equal to the Account’s daily marked to market (net) obligation, if any (in other words, the Account’s daily net liability, if any) rather than the market value of the futures contract.” Please insert the word “contractually” between the words “are” and “required.”

Response: The requested disclosure will be added.

Comment 22. In the portfolio manager disclosure section, please confirm that the conflict of interest disclosure given is specific to each portfolio manager (Form N-1A Item 15(a)(4)).

Response: The Registrant requested the information described in Form N-1A Item 15(a)(4) from the sub-advisors and disclosed the sub-advisors’ responses to the request.

Comments on the Part C

Comment 23. Please include the disclosure from 1933 Act Rule 484(b)(3).

Response: The requested disclosure will be added.

Comment 24. When responding to Item 23 in future filings, please disclose the unique EDGAR filing type number for each exhibit that has previously been filed.

Response: In filings intended to go effective after May 1, 2009, the requested disclosure will be added.

Comment 25. Please confirm that the response to Item 24 is correct or revise the response.

Response: Registrant has concluded that it does not control and is not under common control with any person.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer Mills

Jennifer Mills Attorney